                                                                  EXHIBIT 13.4

                     FEDERAL DEPOSIT INSURANCE CORPORATION

                            WASHINGTON, D.C.  20429

                                   FORM F-4

          FORM FOR QUARTERLY REPORT OF A BANK UNDER SECTION 13 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      For Quarter ended SEPTEMBER 30, 1994

                          FDIC Certificate NO. 09576-1

                         WASHINGTON MUTUAL SAVINGS BANK
                  (Exact name of bank as specified in charter)

                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                    (Address of principal executive offices)

                                   WASHINGTON
         (State or other jurisdiction of incorporation or organization)

              Telephone number, including area code (206) 461-2000

                 IRS employer identification number 91-0461640

          Securities registered pursuant to Section 12(g) of the Act:

            9.12% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

      $6.00 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES D,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

            7.60% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

               COMMON STOCK, ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

                NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
                             OVER-THE-COUNTER (OTC)
                     (Name of exchange on which registered)

      Number of shares of common stock outstanding at September 30, 1994
                                  60,390,996

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports),
                                                          Yes [x]     No [ ]
and (2) has been subject to such filing requirements for the past 90 days.
                                                          Yes [x]     No [ ]

ITEM 1- FINANCIAL STATEMENTS

 Consolidated statements of financial position as of Sept. 30, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the quarter and nine months ended Sept. 30, 1994 and 1993, are attached hereto.

ITEM 1(B)(2)

 Cash dividends declared and paid were as follows:

                                                                Quarter Ended        Nine Months Ended
                                                                September 30,           September 30,
                                                              -----------------      ------------------
                                                               1994       1993        1994        1993
                                                              ------     ------      ------      ------
Common stock                                                  $0.18      $0.14       $0.51       $0.35
Preferred stock
  Noncumulative Perpetual, Series C                            0.57       0.57        1.71        1.44
  Noncumulative Convertible Perpetual, Series D                1.50       1.50        4.50        3.78
  Noncumulative Convertible Perpetual, Series E                0.475        -         1.425         -


ITEM 1(B)(7)- ADJUSTMENTS

 The information included in the consolidated statements of financial position as of Sept. 30, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the quarter and nine months ended Sept. 30, 1994 and 1993, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                 Quarter Ended             Nine Months Ended
                                                                                 September 30,               September 30,
                                                                            -----------------------      ----------------------
(dollars in thousands, except for per share amounts)                          1994           1993          1994          1993
                                                                            --------       --------      --------      --------
                                                                                                (Unaudited)
Interest income
  Loans                                                                     $229,305       $208,022      $666,833      $573,352
  Available-for-sale securities                                               36,911              -        97,695             -
  Held-to-maturity securities                                                 42,096         64,244       107,517       180,265
  Cash equivalents                                                               115            724           332         1,635
                                                                            --------       --------      --------      --------
    Total interest income                                                    308,427        272,990       872,377       755,252
Interest expense
  Deposits                                                                    89,366         91,153       255,355       251,762
  Borrowings                                                                  75,521         40,921       188,202       120,549
                                                                            --------       --------      --------      --------
    Total interest expense                                                   164,887        132,074       443,557       372,311
                                                                            --------       --------      --------      --------
      Net interest income                                                    143,540        140,916       428,820       382,941
  Provision for loan losses                                                    5,000          7,500        15,000        27,500
                                                                            --------       --------      --------      --------
      Net interest income after provision for loan losses                    138,540        133,416       413,820       355,441
Other income
  Service fees                                                                17,435         18,115        52,858        49,675
  Loan servicing fees                                                          2,466          3,708         6,935        10,033
  Other operating income                                                       5,789          5,717        17,638        13,988
  Gain on sale of loans, net                                                     (17)         2,296           428        16,796
  Gain  on sale of other assets, net                                             109          1,778         4,018        16,655
                                                                            --------       --------      --------      --------
    Total other income                                                        25,782         31,614        81,877       107,147
Other expense
  Salaries and employee benefits                                              42,591         44,611       131,404       117,625
  Occupancy and equipment                                                     15,682         13,322        46,658        39,576
  Deposit insurance                                                            5,574          5,870        16,780        14,891
  Other operating expense                                                     22,600         22,641        74,838        69,661
  Amortization of goodwill and other intangible assets                         7,269          6,952        21,784        17,533
  Real estate owned operations, inclusive of write-downs                           6           (414)         (269)        6,857
  Write-down of other assets                                                       -              -             -         2,488
                                                                            --------       --------      --------      --------
    Total other expense                                                       93,722         92,982       291,195       268,631
                                                                            --------       --------      --------      --------
     Income before income taxes, extraordinary items, and
       cumulative effect of change in tax accounting method                   70,600         72,048       204,502       193,957
Income taxes                                                                  26,517         25,162        76,655        67,226
                                                                            --------       --------      --------      --------
     Income before extraordinary items, and cumulative
       effect of change in tax accounting method                              44,083         46,886       127,847       126,731
Extraordinary loss, net of income tax benefit                                      -              -             -        (8,953)
Cumulative effect of change in tax accounting method                               -              -             -        13,365

Net income                                                                  $ 44,083       $ 46,886      $127,847      $131,143
                                                                            ========       ========      ========      ========
Net income attributable to common stock                                     $ 39,437       $ 43,190      $113,909      $121,819
                                                                            ========       ========      ========      ========
Return on average assets                                                        1.03%          1.27%         1.04%         1.33%
Return on average equity                                                       13.90          17.27         13.52         17.02
Return on average common equity                                                14.47          17.97         14.05         17.75

                                                                                Quarter Ended               Nine Months Ended
                                                                                September 30,                 September 30,
                                                                              -----------------            -------------------
(dollars in thousands, except for per share amounts)                          1994         1993            1994           1993
                                                                              ----         ----            ----           ----
                                                                                               (Unaudited)
PER SHARE AMOUNTS - PRIMARY
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                 $0.65        $0.72           $1.89          $2.00
  Extraordinary items, net of income tax effect                                   -            -               -          (0.15)
  Cumulative effect of change in tax accounting method                            -            -               -           0.23
                                                                              -----        -----           -----          -----
 Net income                                                                   $0.65        $0.72           $1.89          $2.08
                                                                              =====        =====           =====          =====
PER SHARE AMOUNTS - FULLY DILUTED
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                 $0.63        $0.70           $1.83          $1.89
  Extraordinary items, net of income tax effect                                   -            -               -          (0.14)
  Cumulative effect of change in tax accounting method                            -            -               -           0.21
                                                                              -----        -----           -----          -----
  Net income                                                                  $0.63        $0.70           $1.83          $1.96
                                                                              =====        =====           =====          =====




SELECTED FINANCIAL INFORMATION

                                                                              Quarter Ended               Nine Months Ended
                                                                               September 30,                September 30,
                                                                             -----------------            ------------------
(dollars in thousands, except for per share amounts)                         1994         1993            1994          1993
                                                                             ----         ----            ----          ----
                                                                                               (Unaudited)
DATA USED TO COMPUTE PER SHARE AMOUNTS
Net income                                                                  $44,083      $46,886        $127,847       $131,143
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                          (1,596)      (1,596)         (4,788)        (4,032)
  Noncumulative Convertible Perpetual, Series E                                (950)           -          (2,850)             -
  Noncumulative Convertible Perpetual, Series D                              (2,100)      (2,100)         (6,300)        (5,292)
                                                                            -------      -------        --------       --------
Net income available to primary common stockholders                         $39,437      $43,190        $113,909       $121,819
                                                                            =======      =======        ========       ========
Net income                                                                  $44,083      $46,886        $127,847       $131,143
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                          (1,596)      (1,596)         (4,788)        (4,032)
  Noncumulative Convertible Perpetual, Series E                                (950)           -          (2,850)             -
                                                                            -------      -------        --------       --------
Net income available to fully diluted common stockholders                   $41,537      $45,290        $120,209       $127,111
                                                                            =======      =======        ========       ========
Average common shares outstanding:
  Primary                                                                60,356,893   59,614,347      60,265,903     58,628,706
  Noncumulative Convertible Perpetual Preferred Stock, Series A                   -            -               -        859,849
  Noncumulative Convertible Perpetual Preferred Stock, Series D           5,419,247    5,419,247       5,419,247      5,419,247
                                                                         ----------   ----------      ----------     ----------
  Fully diluted                                                          65,776,140   65,033,594      65,685,150     64,907,802
                                                                         ==========   ==========      ==========     ==========

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                    September 30,   December 31,
(dollars in thousands, except for per share amounts)                    1994            1993
                                                                    -------------   ------------
                                                                             (Unaudited)
Assets
  Cash and cash equivalents                                         $   225,678     $   194,389
  Trading account securities                                              1,721           1,098
  Available-for-sale securities                                       2,559,765               -
  Held-to-maturity securities                                         2,548,896       4,012,000
  Loans                                                              11,872,057      10,891,102
  Real estate owned                                                      19,421          34,057
  Bank premises and equipment                                           168,802         158,927
  Goodwill and other intangible assets                                  198,071         217,112
  Other assets                                                          246,007         318,543
                                                                    -----------     -----------
      Total assets                                                  $17,840,418     $15,827,228
                                                                    ===========     ===========
Liabilities
  Deposits:
    Checking accounts                                               $ 1,138,429     $ 1,224,854
    Savings and money market accounts                                 3,124,780       3,060,731
    Time certificates                                                 5,129,027       5,065,817
                                                                    -----------     -----------
        Total deposits                                                9,392,236       9,351,402
  Annuities                                                             782,015         713,383
  Securities sold under agreements to repurchase                      2,635,253       2,173,693
  Advances from the Federal Home Loan Bank                            3,365,682       2,079,934
  Other borrowings                                                       80,325          83,635
  Other liabilities                                                     315,153         229,477
                                                                    -----------     -----------
      Total liabilities                                              16,570,664      14,631,524

Stockholders' Equity
  Preferred stock, $1 par value: 10,000,000 shares authorized -
       6,200,000 and 6,200,000 shares issued and outstanding              6,200           6,200
  Common stock, $1 par value: 100,000,000 shares authorized -
      60,390,996 and 60,090,996 shares issued and outstanding            60,391          60,091
  Capital surplus                                                       558,485         553,485
  Valuation reserve for available-for-sale securities                   (14,427)              -
  Retained earnings                                                     659,105         575,928
                                                                    -----------     -----------
      Total stockholders' equity                                      1,269,754       1,195,704
                                                                    -----------     -----------
      Total liabilities and stockholders' equity                    $17,840,418     $15,827,228
                                                                    ===========     ===========
Book value per common share                                              $17.47          $16.42
Tangible book value per common share                                      14.46           13.11

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                                     Total
                                           Preferred      Common      Capital       Retained       Valuation      Stockholders'
(in thousands)                               Stock         Stock      Surplus       Earnings        Reserve          Equity
                                           ---------      -------     --------      --------       ---------      ------------
                                                                         (Unaudited)
Balance at June 30, 1994                     $6,200       $60,332     $557,536      $630,531        $ (1,002)       $1,253,597
Net income                                        -             -            -        44,083               -            44,083
Cash dividends on preferred stock                 -             -            -       (10,863)              -           (10,863)
Cash dividends on common stock                    -             -            -        (4,646)              -            (4,646)
Common stock issued through stock
  options and stock plan                          -            59          949             -               -             1,008
Adjustment in valuation reserve                   -             -            -             -         (13,425)          (13,425)
                                             ------       -------     --------      --------        --------        ----------
Balance at September 30, 1994                $6,200       $60,391     $558,485      $659,105        $(14,427)       $1,269,754
                                             ======       =======     ========      ========        ========        ==========

Balance at June 30, 1993                     $4,200       $59,589     $497,523      $505,765        $      -        $1,067,077
Net income                                        -             -            -        46,886               -            46,886
Cash dividends on preferred stock                 -             -            -        (3,696)              -            (3,696)
Cash dividends on common stock                    -             -            -        (8,345)              -            (8,345)
Common stock issued through stock
  options and stock plan                          -            47          991             -               -             1,038
Preferred stock issued                        2,000             -       46,225             -               -            48,225
Settlement on stock dividend                      -             6          (37)                                            (31)
                                             ------       -------     --------      --------        --------        ----------
Balance at September 30, 1993                $6,200       $59,642     $544,702      $540,610        $      -        $1,151,154
                                             ======       =======     ========      ========        ========        ==========

Balance at December 31, 1993                 $6,200       $60,091     $553,485      $575,928        $      -        $1,195,704
Net income                                        -             -            -       127,848               -           127,848
Cash dividends on preferred stock                 -             -            -       (13,938)              -           (13,938)
Cash dividends on common stock                    -             -            -       (30,733)              -           (30,733)
Common stock issued through stock
  options and stock plan                          -           300        5,019             -               -             5,319
Preferred stock issued                            -             -          (19)            -               -               (19)
Adjustment in valuation reserve                   -             -            -             -         (14,427)          (14,427)
                                             ------       -------     --------      --------        --------        ----------
Balance at September 30, 1994                $6,200       $60,391     $558,485      $659,105        $(14,427)       $1,269,754
                                             ======       =======     ========      ========        ========        ==========

Balance at December 31, 1992                 $5,494       $53,788     $496,804      $438,950        $      -        $  995,036
Net income                                        -             -            -       131,143               -           131,143
Cash dividends on preferred stock                 -             -            -        (9,324)              -            (9,324)
Cash dividends on common stock                    -             -            -       (19,732)              -           (19,732)
Conversion of preferred stock to
  common stock                               (1,294)        5,152       (3,858)         (445)              -              (445)
Common stock issued through
  options and stock plan                          -           696        5,568            18               -             6,282
Preferred stock issued                        2,000                     46,225                                          48,225
Settlement on stock dividend                                    6          (37)                                            (31)
                                             ------       -------     --------      --------        --------        ----------
Balance at September 30, 1993                $6,200       $59,642     $544,702      $540,610        $      -        $1,151,154
                                             ======       =======     ========      ========        ========        ==========


CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                             Quarter Ended              Nine Months Ended
                                                                             September 30,                September 30,
                                                                       -------------------------    --------------------------
(in thousands)                                                            1994           1993          1994            1993
                                                                       ----------    -----------    -----------    -----------
                                                                                             (Unaudited)
Cash Flows from Operating Activities
Net income                                                              $  44,083    $    46,886    $   127,847    $   131,143
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses                                               5,000          7,500         15,000         27,500
    Cumulative effect of change in tax accounting method                        -              -              -        (13,365)
    (Gain) on sale of loans                                                    17         (2,296)          (428)       (16,796)
    (Gain) on sale of other assets, net                                      (109)        (1,778)        (4,018)       (16,655)
    REO operations, exclusive of write-downs                                    6           (414)          (269)         6,857
    Write-down of other assets                                                  -              -              -          2,488
    Extraordinary loss                                                          -              -              -         13,028
    Depreciation, amortization and deferral, net                            7,794         11,820         29,504         24,268
    FHLB stock dividend                                                    (3,351)        (6,190)       (11,439)       (15,290)
    Decrease (increase) in trading account securities                         447            (42)          (507)        (1,013)
    (Increase) in interest receivable                                      (7,004)        (3,489)       (10,704)       (31,534)
    (Decrease) increase in interest payable                                (1,236)       (12,763)         5,989        (20,243)
    Increase in federal income taxes payable                               28,897          9,544         34,678          4,003
    (Increase) decrease in other assets                                   (18,482)       (14,507)        68,344         30,168
    (Decrease) increase in other liabilities                               (2,240)        23,006        (34,487)         2,432
                                                                       ----------    -----------    -----------    -----------
        Net cash provided by operating activities                          53,822         57,277        219,510        126,991

Cash Flows from Investing Activities
Purchases of available-for-sale securities                               (533,001)             -       (860,316)             -
Maturities and principal payments on available-for-sale securities         59,565              -        288,139              -
Sales of available-for-sale securities                                     15,531              -        304,709              -
Purchases of held-to-maturity securities                                 (238,387)      (400,435)      (798,833)      (852,065)
Maturities and principal payments on held-to-maturity securities           56,492        252,146        194,371        621,784
Sales of held-to-maturities securities                                          -          1,625              -        600,210
Sales of loans                                                             31,932        214,998         53,625        926,019
Principal payments on loans                                               514,308        949,091      1,984,182      2,505,259
Origination and purchases of loans                                       (901,805)    (1,516,635)    (3,181,981)    (3,874,287)
Sales of REO                                                               11,911          6,994         28,255         43,115
Other REO operations                                                           (6)           414            269         (6,857)
Expenditures for bank premises and equipment, net                          (9,393)        (4,673)       (23,477)       (12,110)
Acquisitions, net of cash required                                              -              -         40,053        387,688
                                                                       ----------    -----------    -----------    -----------
        Net cash (used) provided by investing activities                $(992,853)   $  (496,475)   $(1,971,004)   $   338,756

                                                                               Quarter Ended               Nine Months Ended
                                                                               September 30,                 September 30,
                                                                         -------------------------    --------------------------
(in thousands)                                                              1994           1993          1994           1993
                                                                         ----------      ---------    -----------    -----------
                                                                                               (Unaudited)
Cash Flows from Financing Activities
Increase (decrease) in deposits, net                                        126,076       (277,198)         8,270       (566,569)
Increase in annuities, net                                                   23,069         39,629         68,632        113,610
Increase in securities sold under agreements
  to repurchase                                                             486,052        187,862        461,560        741,051
Proceeds from FHLB advances                                               1,305,764        693,185      3,719,234      3,553,785
Payments for maturing and prepaid FHLB advances                            (953,000)      (183,816)    (2,433,100)    (4,241,356)
Payments for call of subordinated capital notes                                   -        (41,600)             -        (41,600)
Proceeds(repayments) of other borrowings                                         23           (282)        (2,442)          (656)
Common stock issued through stock options and stock plan                      1,008          1,038          5,319          6,282
Preferred stock issued                                                            -         48,225            (19)        48,225
Preferred stock redemption                                                        -              -              -           (445)
Settlement on stock dividend                                                      -            (31)             -            (31)
Cash dividends paid                                                         (15,509)       (12,041)       (44,671)       (29,056)
                                                                         ----------      ---------    -----------    -----------
      Net cash provided (used) by financing activities                      973,483        454,971      1,782,783       (416,760)
                                                                         ----------      ---------    -----------    -----------
      Increase in cash and cash equivalents                                  34,452         15,773         31,289         48,987
      Cash and cash equivalents at beginning of period                      191,226        223,816        194,389        190,602
                                                                         ----------      ---------    -----------    -----------
      Cash and cash equivalents at end of period                         $  225,678      $ 239,589    $   225,678    $   239,589
                                                                         ==========      =========    ===========    ===========



SUPPLEMENTAL DISCLOSURES RELATED TO THE CONSOLIDATED
STATEMENTS OF CASH FLOWS

                                                                               Quarter Ended               Nine Months Ended
                                                                               September 30,                 September 30,
                                                                         -------------------------    --------------------------
(in thousands)                                                              1994           1993          1994           1993
                                                                         ----------      ---------    -----------    -----------
                                                                                               (Unaudited)
Noncash investing activities
Loans exchanged for mortgage-backed securities
  held to maturity                                                        $     -         $ 73,503      $146,677      $755,826
Real estate acquired through foreclosure                                    2,639            2,648         9,065        23,471
Cash Paid During the Period for
Interest on deposits                                                       89,423          105,470       161,950       271,366
Interest on borrowings                                                     76,700           39,367       109,440       121,188
Income taxes                                                                    -           15,400        45,000        46,900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Investment and Mortgage-Backed Securities

         Effective Jan. 1, 1994, the Bank adopted, as required, Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires investment and equity securities to be segregated into the following three categories: trading, held-to-maturity and available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Investments classified as held-to-maturity will be accounted for at amortized cost, but an institution must have both the positive intent and ability to hold those securities to maturity. There are very limited circumstances under which securities in the held-to-maturity can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses for available-for-sale securities are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. As of Sept. 30, 1994, the net unrealized loss (on an after tax basis) of $14.4 million associated with the available-for-sale securities was included as a separate component of stockholders' equity.

Note 2:  Federal Income Taxes

         In February 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 109, "Accounting for Income Taxes," which changed the accounting principle governing accounting for income taxes. The statement requires the use of the liability method in accounting for income taxes and eliminates on a prospective basis the former exception from the provision of deferred income taxes on thrift bad debt reserves. The Bank implemented the change in first quarter 1993, as required by FASB. The change resulted in a cumulative positive adjustment to earnings of $13.4 million.

          ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                        OPERATIONS AND FINANCIAL REVIEW

                                    OVERVIEW

         o Washington Mutual Savings Bank's (the Bank) net income for the third quarter of 1994 was $44.1 million, down 6 percent from $46.9 million for the third quarter of 1993. Fully diluted earnings per share were 63 cents in the quarter just ended compared with 70 cents a year earlier. For the nine months ended Sept. 30, 1994, net income was $127.8 million or $1.83 per fully diluted share, compared with $131.1 million or $1.96 per fully diluted share for the first nine months of 1993. Pretax gains on the sale of loans and other assets in the first nine months of 1994 amounted to $4.4 million, compared with similar gains of $33.5 million for the same period last year. Last year's gains reflected the sale of a large number of assets as part of the balance sheet adjustments made as part of the restructuring necessary for the acquisition of Pacific First Bank (Pacific First). During the quarter and nine months ended Sept. 30, 1994, the Bank's return on assets was 1.03 percent and
1.04 percent, respectively, compared with 1.27 percent and 1.33 percent for the same periods in 1993.

         o The declining market interest rate environment during all of 1993 and the acquisition of Pacific First at the beginning of the second quarter of 1993, combined to result in an unusually large level of sales of loans and other assets. During periods of unusually strong loan demand, like the refinance market of 1993, the Bank originates a larger volume of loans than it has the ability or desire to retain in its loan portfolio. During these periods of strong loan demand and declining interest rates as in 1993, the Bank will sell these loans into the secondary market and retain the loan servicing rights. During the first half of 1993, the Bank was also restricting loan and asset growth to accommodate the acquisition of Pacific First. These activities resulted in the unusually large gain on sale of loans of $2.3 million during the quarter and $16.8 million during the nine months ended Sept. 30, 1993.
Gain on the sale of other assets, which were primarily mortgage-backed securities, totaled $1.8 million and $16.7 million during this same period. At June 30, 1993, the Bank firmly met the capital requirements of a "well-capitalized" institution. Accordingly, during the second half of 1993 and continuing into the first nine months of 1994, the Bank retained in its portfolio most of the loans it originated which resulted in only $428,000 in gains on the sale of loans during the first nine months of 1994. There has also been a reduced need to sell securities which, along with a lower level of available gains due to higher market interest rates, resulted in only $4.0 million in gains on the sale of other assets for the first nine months of 1994.

         o On April 15th, the Bank announced that its second-tier subsidiary, Washington Mutual Federal Savings Bank acquired, from the Resolution Trust Corp., $42.2 million in deposits and three Portland, Ore. area branches, formerly held by Far West Federal Savings Bank (Far West).
Washington Mutual Federal Savings Bank is a supervisory subsidiary formed for the Far West acquisition. Shortly following the acquisition, two of the three branches were sold to the subsidiary's parent company Washington Mutual, a Federal Savings Bank (a direct subsidiary of Washington Mutual Savings Bank). During the third quarter, Washington Mutual, a Federal Savings Bank opened three full-service financial centers located in Fred Meyer stores in Boise, Idaho and a free-standing financial center in Salem, Oregon. Also, Washington Mutual Savings Bank opened two in-store financial centers in Washington.

         o On June 14th, the Bank announced the signing of an agreement to merge with Summit Bancorp, of Bellevue, Wash., the holding company for Summit Savings Bank (Summit) with four branches in western Washington. At Sept. 30, 1994, Summit had total assets of $196.7 million, deposits of $175.6 million and stockholders equity of $17.1 million. On July 25th, the Bank announced the signing of an agreement to merge with Olympus Capital Corp., of Salt Lake City which is the holding company for Olympus Bank, a Federal Savings Bank (Olympus). Olympus operates nine branches, eight of which are located in the greater Salt Lake City, Ogden and Provo, Utah markets. It also operates one branch and a satellite operation in Butte, Mont., where the company was founded in 1916. At Sept. 30, 1994, Olympus had total assets of $392.3 million, total deposits of $311.2 million and stockholder's equity of $33.8 million. The Summit transaction is expected to be competed in the fourth quarter of 1994 and Olympus in early 1995. Both mergers are expected to be accounted for using the pooling-of-interests method.

         o In the second quarter's earnings release, the Bank announced its intention to form a new holding company, Washington Mutual, Inc. The holding company will provide several business advantages over Washington Mutual's existing corporate structure including improved access to the capital markets, improved operating flexibility, and enhanced ability to retire and repurchase corporate securities. The holding company is now registered as a Washington state corporation and has received approval from state and federal regulators to act as a holding company. When the reorganization is finalized, all shareholders of Washington Mutual Savings Bank will automatically become shareholders of the new holding company with an equal number of shares. The Bank expects the reorganization to be completed by the end of 1994.

                             RESULTS OF OPERATIONS

         Net Interest Income. Net interest income of $143.5 million for the quarter and $428.8 million for the nine months ended Sept. 30, 1994, increased from $140.9 million and $382.9 million in the same periods of 1993. The 12 percent increase for the year-to-date net interest income primarily reflects the Bank's larger asset base resulting from planned growth and the acquisition of Pacific First. Although total assets were greater during the third quarter of 1994 than a year earlier, a decline in the net interest margin resulted in only slightly higher net interest income.

         The low level of interest rates during 1993 resulted in a significant portion of the Bank's loans being refinanced and mortgage-backed securities being prepaid, as borrowers sought to lower their interest rates. The result was a decline in the yield on interest-earning assets to 7.59 percent and 7.49 percent for the quarter and the nine months ended Sept. 30, 1994, respectively, compared with 7.90 percent and 8.11 percent in the same periods a year earlier. The lower interest rate levels also resulted in a lower cost of funds of 3.95 percent for the nine months ended Sept. 30, 1994, from 4.12 percent in the same period of 1993. However, for the quarter ended Sept. 30, 1994, the cost of funds increased to 4.17 percent from 3.89 percent a year earlier reflecting increases in short-term interest rates during 1994. The resulting net interest spread (the difference between the yield on assets and the cost of funds) declined to 3.42 percent and 3.54 percent for the quarter and nine months ended Sept. 30, 1994, respectively, compared with 4.01 percent and 3.99 percent for the same periods one year earlier.

         The increase in market interest rates during 1994 also had a negative impact on the net interest margin. The net interest margin for third quarter 1994 of 3.57 percent has declined from 4.11 percent for third quarter 1993. Additional increases in market interest rates will cause further reductions in the net interest margin and, depending upon the growth of interest-earning assets, may also negatively impact net interest income.

         Other Income. Other income of $25.8 million for the quarter and $81.9 million for the nine months ended Sept. 30, 1994, declined from $31.6 million and $107.1 million, respectively, in the comparative periods of 1993. The primary reason for the decline was a reduction in the combined level of gain on the sale of loans and other assets of $4.1 million for the quarter and $33.5 million for the nine months ended Sept. 30, 1993, compared with the current year. The significant level of asset gains during 1993 resulted from asset restructurings to accommodate the acquisition of Pacific First as well as the sale of loans resulting from record loan origination volume fueled by home loan refinancing.

         Service fees increased on a year-to-date basis for 1994 compared to 1993 because 1993's fees only included two quarter's activity on the assets and deposits acquired with Pacific First. Although service fees for the third quarter of 1994 were down slightly from the same quarter a year ago, bank related deposit fees had increased 36 percent to $6.2 million partially offsetting a 9 percent decline to $10.8 million in nonbanking subsidiary fees
(particularly in the securities business).

         The decision to retain loans originated, coupled with the significant refinancing activity of 1993, resulted in a shrinkage of the portfolio of loans
serviced for others to $3,955.6 million at       Sept. 30, 1994, compared with
$5,545.6 million one year earlier. This shrinkage resulted in a decline in loan servicing fees of 33 percent for the quarter and 31 percent for the first nine months of 1994 compared with the same period of 1993.

         As previously mentioned, adjustments to the Bank's balance sheet to accommodate the acquisition of Pacific First were primarily responsible for the large net gains on the sale of loans and other assets during the first nine months of 1993. The net gain on the sale of loans and other assets of $92,000 for the quarter and $4.4 million for the nine months ended Sept. 30, 1994, were primarily from the sale of investments in the Bank's available-for-sale portfolio.

         Other Expense.  The 8 percent increase in other expense for the nine
months ended       Sept. 30, 1994, compared with the prior year is reflective of the fact that Pacific First was acquired at the start of the second quarter and only two quarters of its activity was included in the first nine months of 1993's operations. Total other expense for the third quarter of 1994 of $93.7 million was up less than 1 percent from $93.0 million in the previous year.

         Staffing levels declined 3 percent during the third quarter to 4,466 full-time equivalent employees at Sept. 30, 1994. Management is working diligently to further adjust staffing to appropriate levels in light of lower lending volumes as well as looking for other opportunities to operate more efficiently throughout the organization.

         Goodwill and other intangible assets have resulted from business combinations accounted for as purchase transactions. Goodwill and other intangible assets are amortized using the straight-line method over the period that is expected to be benefited, which originally ranged from five to 15 years. The Pacific First acquisition is the most significant of such business combinations and resulted in the creation of $178.2 million in goodwill which is being amortized over 10 years on a straight line basis, starting in the second quarter of 1993. The partial year amortization of Pacific First goodwill accounted for the lower level of goodwill and other intangible assets amortization for the first nine months of 1993 compared with 1994.

         Extraordinary Items. During the first nine months of 1993, the Bank established a $1.6 million reserve to cover the anticipated costs of calling its 10.5 percent subordinated capital notes due March 15, 1999, all $40.0 million of which were redeemed for cash on Sept. 15, 1993. The Bank also recorded an after-tax loss of $7.4 million as a result of prepaying $432.6 million in Federal Home Loan Bank advances.

         Operating Efficiency Ratio. The Bank's operating efficiency ratio - other expense as a percentage of net interest income plus other income - was
55.4 percent and 57.0 percent, respectively, for the quarter and nine months ended Sept. 30, 1994, compared with 53.9 percent and 54.8 percent, respectively, in the same periods of 1993. Last year's ratio was significantly affected by a high level of sales of loans and other assets as part of the Pacific First acquisition.

         Nonbanking Subsidiary Operations. Pretax operating income (net income before amortization of goodwill and intangible assets and elimination of intercompany transactions) was $5.0 million for the quarter and $9.4 million for the nine months ended Sept. 30, 1994, compared with $4.2 million and $13.4 million, respectively, for the same periods last year. The insurance subsidiaries improved their operating performance, posting operating income of $3.2 million for the quarter, up from $2.0 million for the same period a year ago. The decline in the securities subsidiaries operating income to $1.4 million for the quarter just ended from $2.1 million a year ago resulted from reduced commissions on the sale of securities. The $1.2 million year-to-date operating loss for the securities subsidiaries included a one-time expense of a legal settlement. Although the securities subsidiaries reported the entire cost of the settlement during the second quarter of 1994, a portion of the expense was reserved for in the first quarter by the parent company. (See Legal Matters for additional discussion.)

                                 ASSET QUALITY

         Nonperforming Assets. Nonperforming assets decreased to $85.0 million at the end of the third quarter of 1994 compared with $93.4 million at June 30, 1994, and $111.1 million at Dec. 31, 1994. Nonperforming assets as a percentage of total assets declined to 0.48 percent at Sept. 30, 1994, from
0.55 percent at June 30, 1994, and 0.70 percent at Dec. 31, 1993. All asset categories reflected lower nonperforming asset levels. Washington Mutual's market area - the greater Northwest - continues to show signs of an improving economy. Especially strong are the economies of Idaho, central and eastern Washington and Oregon.

         Loan and REO reserves. The quarterly provision for loan losses of $5.0 million for third quarter 1994 was equal to the first and second quarters of the year and reflected the Bank's strong level of reserves and continued improvement in asset quality. The third quarter 1993 provision of $7.5 million reflected more uncertainty about the economic conditions of the Bank's lending markets as well as caution about the asset quality of the loans acquired from Pacific First.

         The reserve for loan losses increased to $123.2 million at Sept. 30, 1994, compared with $121.6 million at June 30, 1994, and $115.2 million at Dec. 31, 1993. Reserves charged off, net of recoveries, totaled $3.4 million and $7.0 million for the quarter and nine months just ended, respectively, compared with $1.4 million and $6.3 million for the same period in 1993. At Sept. 30, 1994, the reserve for loan losses represented 1.04 percent of outstanding loans and 187.83 percent of nonperforming loans, compared with 1.06 percent and
149.55 percent, respectively, at the end of 1993.

         As part of the process of determining the adequacy of the reserve for loan losses, management reviews the loan portfolio for specific weaknesses. A portion of the reserve is then allocated to reflect the loss exposure. The Sept. 30, 1994, analysis of residential construction, commercial real estate, and commercial credits resulted in an allocation of $17.7 million of the reserve for loan loss exposure, compared with an allocation of $22.6 million nine months earlier. The bulk of allocated reserves relate to commercial real estate in California. The remaining reserve of $105.5 million was unallocated and available for potential losses from any of the Bank's loans. (See Supplemental Financial Information, Reserve for Loan Losses.)

         A reserve for REO losses is maintained for any decline in the value of foreclosed property subsequent to its acquisition by the Bank. The reserve for REO losses was $6.2 million at Sept. 30, 1994, compared with $5.5 million at Dec. 31, 1993. The reserve level is based upon a routine review of the REO portfolio and the national and local economies.

                               FINANCIAL POSITION

         Assets. Assets grew 13 percent during the first nine months of 1994 to $17,840.4 million at Sept. 30, 1994, up from $15,827.2 million at Dec. 31, 1993.

         Investment Securities. Investment securities (available-for-sale and held-to-maturity) grew 27 percent during the first nine months of 1994 to $5,108.7 million at Sept. 30, 1994, from $4,012.0 million at Dec. 31, 1993. At
Sept. 30, 1994, available-for-sale securities accounted for approximately half of the investment portfolio. The net unrealized loss (on an after tax basis) of $14.4 million associated with the available-for-sale securities was included as a separate component of stockholders' equity.

         Loans. Loans grew 9 percent during the first nine months of 1994 to $11,872.1 million at Sept. 30, 1994, up from $10,891.1 million at Dec. 31, 1993.

         Third quarter 1994 loan originations totaled $893.6 million compared with $1,502.4 million in the same quarter of 1993. The decrease reflected the significant decline in loan refinancing activity resulting from rising interest rates. However, the market for existing homes and the construction of single-family residences remained strong during 1994's third quarter. For the quarter, originations of loans to purchase homes increased to $326.0 million from $221.3 million a year ago, while home loan refinancings decreased to $69.1 million from $753.3 million a year ago. Residential construction lending increased 17 percent to $259.7 million in the quarter just ended from $221.3 million in 1993. This strong lending activity enabled the Bank to remain Washington's number 1 residential first-mortgage lender and a leading residential first-mortgage lender in Oregon.

         Consumer loan originations, primarily home equity and manufactured home loans, remained strong but were down 14 percent to $218.1 million for the third quarter of 1994 from $254.7 million a year ago.

         Deposits. Total deposits increased to $9,392.2 million at Sept. 30, 1994, from $9,351.4 million at Dec. 31, 1993. Retail deposits were up $63.6 million to $8,912.3 million. Wholesale activities - predominately deposits greater than $100,000 - were down $22.7 million. Wholesale deposits are an alternative to other borrowings for the Bank and their levels are determined by management's decisions as to what the most economical funding sources are. The deposit market continued to be difficult but showed improvement compared with second quarter 1994 as deposits increased $122.4 million during the quarter and short-term interest rates continued to rise.

         Interest Sensitivity. The Bank's one-year interest rate sensitivity level, which is based upon principal maturities as a percentage of total assets, was a negative 16.1 percent at Sept. 30, 1994, up from a negative 10.8 percent at the end of 1993. It is anticipated that during the fourth quarter the Bank will enter into $1.5 billion notional value of interest rate exchange agreements and/or interest rate cap agreements. These instruments effectively reduce the Bank's interest sensitivity by extending the repricing of interest rates on approximately $1.5 billion of interest-sensitive liabilities maturing within one year.

                       LIQUIDITY AND CAPITAL REQUIREMENTS

         Liquidity. The Bank actively manages its ability to meet short-term cash requirements under both normal (operating) and extreme (contingent) circumstances using guidelines established by the Bank's Board of Directors. The "operating liquidity ratio" is used to ensure that normal short-term secured borrowing capacity is sufficient to satisfy unanticipated cash needs. The "contingent liquidity ratio" measures the Bank's ability to raise cash by liquidating assets in the event of a very adverse business environment. At Sept. 30, 1994, the Bank had excess liquidity compared to its established guidelines.

         To meet its immediate needs for funds as well as long-term lending demands, the Bank maintains various sources of liquid assets and borrowing capabilities. At Sept. 30, 1994, the Bank and/or its federal savings bank subsidiary were able to borrow an additional $2,964.9 million through the use of collateralized borrowings using unpledged mortgage-backed securities and other wholesale sources.

         Capital Requirements. The Bank's capital ratios at Sept. 30, 1994, exceeded all current regulatory capital requirements to be classified a "well-capitalized" institution, the highest regulatory standard. In order to be categorized as a "well-capitalized" institution, the FDIC requires banks it regulates to maintain a leverage ratio, defined as tier 1 capital divided by total regulatory assets, of at least 5.00 percent; total capital of at least
10.00 percent of risk-weighted assets; and tier 1 (or core) capital of at least
6.00 percent of risk-weighted assets. At Sept. 30, 1994, the ratio of leverage capital to assets was 5.91 percent, the ratio of total capital to risk-weighted assets was 11.58 percent, and the ratio of core capital to risk-weighted assets was 10.71 percent.

         The Bank's federal savings bank subsidiaries are also required by the Office of Thrift Supervision (OTS) to maintain certain capital levels. In order to be classified a "well-capitalized" institution, the OTS requires banks it regulates to maintain a leverage ratio of at least 5.00 percent; total capital of at least 10.00 percent of risk-weighted assets; and core capital of at least 8.00 percent of risk-weighted assets. At Sept. 30, 1994, both subsidiaries were in compliance with all "well-capitalized" requirements.

                                 LEGAL MATTERS

         On March 15, 1993, a lawsuit was filed in Washington state court against Washington Mutual Savings Bank; WM Financial, Inc., the downstream holding company for the Bank's nonbanking subsidiaries; Murphey Favre, Inc. (Murphey Favre), the Bank's securities brokerage subsidiary; and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Milbrae, California, from Murphey Favre. The lawsuit alleges violations of the Washington state securities laws, the Consumer Protection Act, breach of fiduciary duty, and misrepresentations and omissions by Murphey Favre and its representatives in connection with the sale of the Homestead bonds. The action was brought on behalf of all Murphey Favre customers who bought the bonds between January 1, 1987, and December 31, 1990.

         In addition to the above case, a Montana state court complaint was served on Murphey Favre, Washington Mutual Savings Bank and certain employees of Murphey Favre in August, 1993, claiming damages on behalf of a putative class of Homestead bond purchasers in Montana. The complaint alleges misrepresentation, violation of Montana securities laws, failure to disclose, and fraud.

         Although the defendants continue to deny any liability for the losses claimed by the plaintiffs, they have proposed a settlement of all pending actions against them relating to the sale of Homestead bonds. Both defendants and plaintiffs in the Washington case believe that the proposed settlement encompasses both the Washington and the Montana plaintiffs. As a result, a settlement fund of approximately $12.0 million has been created for potential distribution to all those who purchased Homestead bonds from Murphey Favre.

         The deadline for filing claims against the settlement fund was October 24, 1994. A group of purchasers in Montana, representing over $500,000 in par value of bonds, has opted out of class participation and this proposed settlement. Under the terms of the settlement memorandum, the defendants may choose to reject the proposed settlement if purchasers of more than $500,000 in par value of the bonds choose to opt out of the settlement. The defendants have until December 9, 1994, to determine whether to proceed with the settlement, and no decision on this issue has yet been made. In addition, the settlement must be approved by the Washington court.

         The maximum settlement will be $12.0 million, but may be less depending on the number of claims submitted. The defendants' insurance carriers have contributed a majority of the $12.0 million total to the settlement fund. The settlement will not materially affect the consolidated results of operations or the financial position of the Bank. The impact of the settlement is reflected in the second quarter 1994 financial statements. (See Results of Operations, Nonbanking Subsidiary Operations.)

                       SUPPLEMENTAL FINANCIAL INFORMATION

                 Nonbanking Subsidiaries Results of Operations

                                                                Quarter Ended           Nine Months Ended
                                                                September 30,             September 30,
                                                             -------------------      ---------------------
(in thousands)                                                1994         1993         1994          1993
                                                             ------       ------      -------       -------
Securities:
  Murphey Favre, Inc.                                        $  747       $1,161      $(3,194)      $ 2,851
  Murphey Favre Securities Services, Inc.                       (72)         210         (174)          517
  Composite Research & Management Co.                           739          672        2,140         1,820
                                                             ------       ------      -------       -------
    Total securities                                          1,414        2,043       (1,228)        5,188

Insurance:
  Washington Mutual Insurances Services, Inc.                    74          118          142           477
  WM Life Insurance Co.                                       3,123        1,905        9,027         6,747
                                                             ------       ------      -------       -------
    Total insurance                                           3,197        2,023        9,169         7,224

Employee benefit services:
  Benefit Service Corp.                                           -          (68)           -          (540)
  WM Trust Co.                                                    -           55            -           103
                                                             ------       ------      -------       -------
    Total employee benefit services                               -          (13)           -          (437)

Mutual Travel, Inc.                                             344          127        1,481         1,433
WM Financial, Inc.                                                -          (11)         (32)          (42)
                                                             ------       ------      -------       -------
Net income before amortization of goodwill and other
  intangible assets, elimination of inter-company
  transactions, and income taxes                              4,955        4,169        9,390        13,366
Amortization of goodwill and other intangible assets            355          322        1,139         1,507
                                                             ------       ------      -------       -------
Net income before elimination of intercompany
  transactions and federal income taxes                      $4,600       $3,847      $ 8,251       $11,859
                                                             ======       ======      =======       =======


                              Nonperforming Assets

                                                            Sept. 30,     June 30,     Dec. 31,     Sept. 30,
(in millions)                                                  1994         1994         1993          1993
                                                            ---------     --------     --------     ---------
Nonperforming loans:
  Loans under foreclosure or on nonaccrual basis              $65.6        $66.0       $ 77.0        $ 95.0

REO:
  REO                                                          37.1         45.3         58.3          74.0
  Write-downs or charge-offs recorded                         (11.5)       (12.6)       (18.7)        (23.9)
  Reserve for losses                                           (6.2)        (5.3)        (5.5)         (8.1)
                                                              -----        -----       ------        ------
    Total REO, net                                             19.4         27.4         34.1          42.0
                                                              -----        -----       ------        ------
    Total nonperforming assets                                $85.0        $93.4       $111.1        $137.0
                                                              =====        =====       ======        ======
Nonperforming assets by collateral type:
  Residential real estate                                     $35.1        $34.4       $ 39.4        $ 43.2
  Residential construction                                      7.2          7.3          9.9          10.1
  Apartment buildings                                           9.8         13.7         12.7          11.4
  Other commercial real estate                                 29.1         31.2         35.6          62.0
  Consumer                                                      9.4         11.0         15.5          12.1
  Commercial credits                                            0.7          1.1          3.5           6.3
  Reserve for REO losses                                       (6.3)        (5.3)        (5.5)         (8.1)
                                                              -----        -----       ------        ------
    Total                                                     $85.0        $93.4       $111.1        $137.0
                                                              =====        =====       ======        ======
   As a percentage of total loans                              0.72%        0.81%        1.02%         1.33%
   As a percentage of total assets                             0.48         0.55         0.70          0.91

Troubled debt restructurings:                                 $ 4.5        $ 4.5       $  8.1        $ 11.3
   As a percentage of total loans                              0.04%        0.04%        0.07%         0.11%
   As a percentage of total assets                             0.03         0.03         0.05          0.08

                            Reserve for Loan Losses


                                                                Sept. 30,  June 30,   Dec. 31,   Sept. 30,
(in millions)                                                      1994      1994      1993         1993
                                                                --------   -------    -------    --------
Balance at beginning of quarter                                  $121.6     $117.6     $121.1     $115.0
Provision for loan losses                                           5.0        5.0        7.5        7.5
Reserves charged off, net of recoveries                            (3.4)      (1.0)     (13.4)      (1.4)
                                                                 ------     ------     ------     ------
Balance at end of quarter                                        $123.2     $121.6     $115.2     $121.1
                                                                 ======     ======     ======     ======
Allocated reserves:
  Residential construction                                       $  1.1     $  1.2     $  1.5     $  1.5
  Apartment buildings and other commercial real estate             16.6       18.8       19.4       36.7
  Commercial credits                                                  -          -        1.7        2.5
                                                                 ------     ------     ------     ------
                                                                   17.7       20.0       22.6       40.7
Unallocated reserves                                              105.5      101.6       92.6       80.4
                                                                 ------     ------     ------     ------
  Total reserve for loan losses                                  $123.2     $121.6     $115.2     $121.1
                                                                 ======     ======     ======     ======
Reserve for loan losses as a percentage of:
  Total loans                                                      1.04%      1.05%      1.06%      1.17%
  Total loans, excluding performing residential loans              2.85       2.86       2.72       2.80
  Nonperforming assets                                           144.92     130.15     103.70      88.42
  Nonperforming assets, less real estate owned                   187.83     184.20     149.55     127.53

                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               Washington Mutual Savings Bank


                               /s/ Kerry K. Killinger
                               -----------------------------------------------
                               Chairman, President and Chief Executive Officer



                               /s/ Douglas G. Wisdorf
                               -----------------------------------------------
                               Senior Vice President and Controller


Date: November 14, 1994